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                               FORM N-18F-1





                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549






              NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                 UNDER THE INVESTMENT COMPANY ACT OF 1940






              T. ROWE PRICE TAX-EFFICIENT BALANCED FUND, INC.
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                         NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                 SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Baltimore and the State of Maryland on the 3rd day of July, 1997.


               T. ROWE PRICE TAX-EFFICIENT BALANCED FUND, INC.

                   /s/James S. Riepe
               By: _____________________________________
                   James S. Riepe, President and Director



Attest:

/s/Patricia S. Butcher
_______________________
Patricia S. Butcher
Assistant Secretary